SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K   REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

OMB:3235-0116 Exp:31Aug05

CONTINENTAL  ENERGY  CORPORATION

(Translation of registrant's name into English)

14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240

(Address of registrant’s principal executive offices)

For the month of:   DECEMBER, 2005

SEC File No.: 0-17863

Under cover of this page and forming a part of this Form-6K filing please find attached the following documents:

1.

"Quarterly Report – For Fiscal Quarter Ended October 31, 2005 : End Quarter-1 of Fiscal Year-2006" dated December 22, 2005 Includes un-audited quarterly interim financial statements for the first quarter of the Company’s fiscal year ending July 31, 2006. Also includes management discussion and analysis of registrant’s affairs, material events disclosure, summary of press releases, and descriptions of commitments and contingencies during the period. The report is presented in the Form-51/901F quarterly and annual report format required by the Canadian British Columbia Securities Commission in the registrant’s home jurisdiction.

2.

“Certificates Pursuant to Section 302 of the Sarbanes-Oxley Act” – dated December 22, 2005 to accompany the Company’s un-audited quarterly interim financial statements for the first quarter ended October 31, 2005 of the Company’s fiscal year ending July 31, 2006.

3.

“Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act” – dated December 22, 2005 to accompany the Company’s un-audited quarterly interim financial statements for the first quarter ended October 31, 2005 of the Company’s fiscal year ending July 31, 2005.

All of the above listed documents except for the Sarbanes-Oxley Certificates have also been filed separately by the registrant electronically on SEDAR, the "System for Electronic Archiving and Retrieval", in compliance with Canadian British Columbia Securities Commission regulations in the registrant’s home jurisdiction. The listed documents are available for public review and download in Adobe Acrobat® PDF file format from SEDAR’s internet website,  www.sedar.com.

i - Indicate by check mark whether the registrant files annual reports under cover of FORM 20-F  X  or Form 40-F   .

ii - Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by:  Regulation S-T Rule 101(b)(1) ___ or Regulation S-T Rule 101(b)(7) ___ .

iii - Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934; Yes       or  No  X .  If "Yes" is marked, the file number assigned to the registrant in connection with Rule 12g3-2(b) is         .

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL  ENERGY  CORPORATION

Date: 22 December 2005

"James D. Eger"

By:

_____________________________

James D. Eger, Director & Secretary

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 October 2005

U.S. Funds

(Unaudited - Prepared by Management)

These financial statements have not been reviewed by the Company’s auditor.

Continental Energy Corporation		Statement 1
(An Exploration Stage Company)
Interim Consolidated Balance Sheet
U.S. Funds
(Unaudited - Prepared by Management)
	31 October	31 July
ASSETS	2005	2005
Current
Cash	$3,609,871	$98,898
Goods and service tax recoverable	662	630
Accounts receivable	-	1,000
Due from related parties (Note 9)	138,178	138,178
Prepaid expenses and deposits	9,405	21,228
	3,758,116	259,934
Resource Property Costs - Schedule (Note 4)	1	2
Equipment (Note 5)	26,176	37,165
	$3,784,293	$297,101

LIABILITIES
Current
Accounts payable and accrued liabilities	$278,058	$236,613
Promissory notes payable (Note 6)	50,000	50,000
Capital lease obligation - current portion (Note 7)	6,999	12,387
	335,057	299,000

Commitments and Contractual Obligations (Note 12)

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share Capital - Statement 2 (Note 8)	23,310,162	23,310,162
Contributed Surplus - Statement 2	2,206,382	2,206,382
Deficit - Statement 2	(22,067,308)	(25,518,443)
	3,449,236	(1,899)
	$3,784,293	$297,101

ON BEHALF OF THE BOARD:

"Richard L. McAdoo"
, Director

“James D. Eger”
, Director

Continental Energy Corporation					Statement 2
(An Exploration Stage Company)
Interim Consolidated Statement of Changes In Shareholders’ Deficiency
U.S. Funds
(Unaudited - Prepared by Management)

	Common Shares		Contributed
	Shares	Amount	Surplus	Deficit	Total
Balance - 31 July 2004	49,375,412	$22,087,268	$1,620,005	$(27,860,963)	$(4,153,690)
Issuance of shares for:
Private placements	3,616,667	545,000	-	-	545,000
Exercise of warrants	300,000	67,500	-	-	67,500
Exercise of options	2,155,490	545,839	(217,104)	-	328,735
Finder's fee - Financing	166,667	-	-	-	-
Shares for debt	813,700	122,055	-	-	122,055
Shares issuance costs	-	(57,500)	-	-	(57,500)
Stock-based compensation	-	-	803,481	-	803,481
Income for the year	-	-	-	2,342,520	2,342,520
Balance - 31 July 2005	56,427,936	23,310,162	2,206,382	(25,518,443)	(1,899)

Income for the period - Statement 3	-	-	-	3,451,135	3,451,135
Balance - 31 October 2005	56,427,936	$23,310,162	$2,206,382	$(22,067,308)	$3,449,236

Continental Energy Corporation			Statement 3
(An Exploration Stage Company)
Interim Consolidated Statement of Operations
U.S. Funds
(Unaudited - Prepared by Management)
	For the Three Months Ended 31October

	2005		2004
Expenses
Amortization	$10,989		$12,156
Consulting	2,105		3,000
Filing fees	523		176
Financing costs, interest on loans and foreign
exchange gain and loss	5,892		23,265
Interest and bank charges, net	631		4,108
Investor relations	-		2,265
Management fees and medical insurance	70,321		82,997
Office expenses	9,962		36,390
Professional fees, legal, audit and translation	11,901		18,295
Rent, office maintenance and utilities	11,062		8,144
Shareholder communication and transfer agent	1,115		1,863
Telephone	5,022		7,793
Travel	12,039		13,386
Wages	2,428		268
	143,990		214,106

Loss Before the Undernoted	(143,990)		(214,106)
Write down of resource property costs
- Schedule	(11,729)		(15,667)
Stock-based compensation	-		(4,355)
Gain on disposal of Yapen (Note 4av)	3,599,999		-
Gain on accounts payable written off	6,855		-
Income (Loss) for the Period	$3,451,135		$(234,128)

Income (Loss) per Share - Basic	$0.06		$-
Income (Loss) per Share - Diluted	$0.05	$	n/a

Weighted Average Number of Shares Outstanding	56,427,936		49,375,412

Continental Energy Corporation		Statement 4
(An Exploration Stage Company)
Interim Consolidated Statement of Cash Flows
U.S. Funds
(Unaudited - Prepared by Management)
	For the Three Months Ended 31October

Cash Resources Provided By (Used In)	2005	2004
Operating Activities
Income (loss) for the period	$3,451,135	$(234,128)
Items not affecting cash
Write down of resource property costs	11,729	15,667
Amortization	10,989	12,156
Gain on disposal of Yapen	(3,599,999)	-
Gain on accounts payable written off	(6,855)	-
Revaluation of contingent and conditional liabilities	-	26,437
Stock-based compensation	-	4,355
Changes in current assets and liabilities
Goods and service tax recoverable	(32)	(1,754)
Accounts receivable	1,000	-
Prepaid expenses and deposits	11,823	11,026
Accounts payable and accrued liabilities	48,300	18,373
Due to related parties	-	50,040
	(71,910)	(97,828)
Investing Activities
Prepaid resource property costs	-	3,000
Resource property costs	(41,729)	(80,667)
Property costs reimbursed by joint venturers	30,000	65,000
Proceeds from disposition of Yapen	3,600,000	-
Purchase of equipment, net of recovery	-	3,864
	3,588,271	(8,803)
Financing Activities
Prepaid share issuance costs	-	4,500
Capital lease obligation	(5,388)	(5,205)
Share capital issued for cash, net	-	(4,500)
	(5,388)	(5,205)

Net Increase (Decrease) Cash	3,510,973	(111,836)

Cash position - Beginning of period	98,898	126,313

Cash Position - End of Period	$3,609,871	$14,477

Supplemental Schedule of Non-Cash Transactions
Stock-based compensation	$-	$4,355

Continental Energy Corporation		Schedule
(An Exploration Stage Company)
Interim Consolidated Schedule of Resource Property Costs
U.S. Funds
(Unaudited - Prepared by Management)
	For the Three Months Ended 31October
	2005	2004
Indonesia
Bengara
Geological and geophysical interpretation and
evaluation	$41,729	$76,246
Costs for the period	41,729	76,246
Impairment	(11,729)	(11,246)
Joint venture reimbursement of costs	(30,000)	(65,000)
Net property costs for the period	-	-

Yapen
Write-off of costs	(1)	-
Net property costs for the period	(1)	-

GATB
Geological and geophysical interpretation and
evaluation (recovery)	-	4,421
Costs for the period (recovery)	-	4,421
Recovery (Impairment)	-	(4,421)
Net property costs for the period	-	-

Total Cost for the Period	41,729	80,667

Total costs reimbursed by joint venturers
for the period	(30,000)	(65,000)
Total write-off of costs on abandonment or
impairment for the period	(11,730)	(15,667)
Proceeds on disposal of oil and gas properties
for the period	-	-
Balance - Beginning of period	2	3
Balance - End of Period	$1	$3

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 October 2005
U.S. Funds
(Unaudited - Prepared by Management)

1.

Nature of Operations

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects.  Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, and geological conditions are favorable for hydrocarbon accumulation.  Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

2.

Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except as noted below.  These interim financial statements should be read in conjunction with the audited financial statements of the Company as at 31 July 2005.

Consolidation

These interim consolidated financial statements include the accounts of the Company and its three subsidiaries as follows:

•

Continental-GeoPetro (Bengara-II) Ltd. (“Bengara”) (Note 4a) – 60% owned

•

Continental-GeoPetro (Yapen) Ltd. (“Yapen”) (Note 4a) – 60% owned until 26 October 2005 at which time 100% of the Company’s interest was sold

•

GAT Bangkudulis Petroleum Company Ltd. (“GATB”) (Note 4b) - 70% owned until 31 July 2005 at which time 100% of the Company’s interest was sold

3.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash, amounts due from / to related parties, goods and service tax recoverable, accounts receivable, accounts payable, promissory notes payable and capital lease obligation.  The carrying value of these financial instruments approximates their fair value due to their short-term maturity or capacity of prompt liquidation.  Except as noted below, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

The Company is exposed to currency risk in that some of its subsidiary operations are transacted in Indonesian Rupiah.  The US dollar value of the assets and liabilities of the subsidiary denominated in Rupiah will fluctuate due to changes in foreign exchange.

4.

Resource Property Costs

a)

Bengara and Yapen

By separate share purchase and transfer agreements (“SPTA”) with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of Bengara and Yapen, two British Virgin Island companies with oil and gas exploration activities in Indonesia.  The Company accounted for the acquisition of the subsidiaries using the purchase method of accounting for a business combination. Included in the Company’s statement of loss are the results of operations of both subsidiaries from the date of acquisition and forward for Bengara and up to 26 October 2005 for Yapen (Note 4av).

Bengara

Bengara was incorporated in the British Virgin Islands on 9 September 1997 and on 4 December 1997 entered into a production-sharing contract (“PSC”) with Badan Pelaksanaan Minyak dan Gas Bumi (“BPMIGAS”), the Oil & Gas Governing Authority (formerly, PT Pertamina (Pesero) (“Pertamina”), the Indonesian government’s state owned oil and gas enterprise).  The Bengara-II PSC grants Bengara the exclusive authority, for a term of 30 years, to conduct petroleum exploration, development and production operations in an area of approximately 3,650 square kilometers known as the Bengara II Block area, East Kalimantan.

Pursuant to the Bengara-II PSC as currently amended, Bengara undertook a cumulative expenditure commitment through the initial ten year PSC exploration period ending 4 December 2007 which totals $25,000,000, of which approximately $5,200,000 has been spent.

The Company’s activities within the Bengara-II PSC contract area are currently in the exploration stage and no crude oil or natural gas revenues are being produced within the contract area. The Company considers the Bengara-II PSC contract area to be a highly promising oil, gas and condensate exploration area but does not assign any oil or gas reserves to the Bengara-II PSC. Bengara owns an undivided 100% controlling interest in the Bengara-II PSC.

Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with Bengara to which Bengara is entitled under the PSC upon commencement of oil or gas production is uncertain, consequently the Company wrote down the book value of the Bengara-II PSC property to $1.  The Company continues to evaluate expenditures for impairment as incurred and writes off impaired costs in the period when incurred.

Yapen

Yapen was incorporated in the British Virgin Islands on 8 January 1998 for the purpose of holding the Yapen PSC with BPMIGAS (formerly Pertamina), which was signed on 27 September 1999.  Prior to its farm-out agreement with Medco (Note 4aii), Yapen owned a 100% controlling interest in the PSC. However, as a result of the Medco farm-out agreement and Medco's subsequent farm out to Maraja (Note 4aiv), Yapen retained only a 10% interest in the Yapen PSC.  On 15 August 2005, Yapen reacquired a 75% interest (Note 4aiv).  During the period, the company sold its interest in the Yapen subsidiary (Note 4av).

4.

Resource Property Costs – Continued

a)

Bengara and Yapen – Continued

Yapen – Continued

Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with Yapen to which Yapen is entitled under the PSC upon commencement of oil or gas production is uncertain, consequently the Company wrote down the book value of the Yapen PSC property to $1.

Since entering into the Bengara and Yapen PCSs, the Company or the Bengara and Yapen subsidiaries have entered into several farm-out agreements with various joint venture partners.  As part of the agreements, the joint venture partners are required to pay their share of incurred costs such that the interests in the properties be retained.  The balance paid to the company has been shown as a reduction of the costs incurred and is called “joint venture reimbursement of costs” on the schedule of resource property costs.

i)

GeoPetro Resources Company (“GeoPetro”) - Yapen and Bengara Farm-Outs

The Company and GeoPetro of San Francisco, California entered into a Farm-Out Agreement (“FOA”) dated 1 January 2000 pursuant to which the Company farmed out 40% of its 100% interest in each of the Yapen and Bengara subsidiaries and their respective underlying properties. Joint Operating Agreements ("JOA") also dated 1 January 2000 between GeoPetro and the Company provide for joint venture operations of the Yapen and Bengara subsidiaries. Under these JOA the Company is obliged to contribute its 60% share of Yapen and Bengara PSC work commitments and expenditures and is entitled to take a 60% share of all revenues realized by the subsidiaries from the Yapen and Bengara PSCs.

As at the end of fiscal year 31 July 2005 the GeoPetro FOA and JOA were in full force and effect, but as of the record date of these financial statements only the Bengara JOA and the provisions of the GeoPetro FOA pertaining to Bengara remain in full force and effect.

In a letter agreement dated 27 October 2005 the Company and GeoPetro agreed to terminate the provisions of the GeoPetro FOA pertaining to Yapen and to terminate in its entirety the Yapen JOA. These terminations coincided with the sale by the Company and by GeoPetro of all of their respective shares of Yapen to Nations (Note 4av).  As of 27 October 2005 the Company no longer has any interest in, entitlements to or obligations in respect of the Yapen PSC.

ii)

Medco International Ventures Ltd. (“Medco”) - Yapen Farm-Out

On 5 November 2002, the Company’s subsidiary, Yapen, completed an agreement to farm out 90% of it’s PSC to Medco.  As part of the agreement Medco paid approximately $572,000 of Yapen’s current liabilities and agreed to fund 100% of the future property development costs up to commercial production.  Upon commercial production, Yapen would be required to fund 10% of the costs.  As a result of this Medco farm-out agreement, Yapen assigned 90% of the Yapen PSC to Medco and Yapen retained a 10% interest in the Yapen PSC. Medco has subsequently farmed out a 75% share of its Yapen PSC to Maraja (Note 4aiv) but Yapen's 10% interest was unaffected.

4.

Resource Property Costs – Continued

a)

Bengara and Yapen – Continued

Bengara and Yapen Farm-Outs – Continued

iii)

China Wisdom International (HK) Ltd. (“China Wisdom”) - Bengara Farm-Out

During the 31 July 2003 fiscal year, the Company and its farm out partner, GeoPetro, entered into an agreement with an unrelated partner, China Wisdom, to dispose of 40% of the Bengara subsidiary.

As at 31 July 2004, $ 719,782 had been received for payment towards the Farm-In with 60% ($551,869) and 40% ($287,913) of the proceeds being allocated to the Company and GeoPetro respectively.

The agreement was terminated during the 2004 fiscal year due to China Wisdom’s default and failure to fulfill its drilling obligations under the FOA.

iv)

Maraja Yapen Energy Ltd. (“Maraja”) - Yapen Farm-Out from Medco

Pursuant to a farm-out agreement with Maraja dated 28 June 2005, Medco farmed out a 75% share of its Yapen PSC interest to Maraja and Yapen's 10% interest in the Yapen PSC was unaffected. Maraja failed to perform its obligations to Medco under the said farm out agreement resulting in Maraja's breach of contract and consequently in accordance with the provisions of the farm-out agreement Maraja's 75% interest in the Yapen PSC was reassigned to Yapen in a deed of assignment dated 15 August 2005. The Company realized no proceeds from the reassignment.

v)

Nations Energy Company Ltd. (“Nations”) Yapen Sale

Pursuant to a share sale and purchase agreement dated 26 October 2005, the Company and GeoPetro sold 100% of their respective shares of Yapen to Nations, an unrelated buyer, for $6,000,000 cash. The Company was paid and received its 60% share of the Yapen sale proceeds of $3,600,000 at closing.

The net effect of this transaction was a gain of $3,599,999, calculated as follows based on the net book values recorded in Yapen as at 26 October 2005:

Assets	$1
Liabilities	-
Net book value of Yapen	1
Proceeds on disposition	3,600,000
Gain on disposition of GATB	$3,599,999

4.

Resource Property Costs – Continued

b)

GAT Bangkudulis Petroleum Company Ltd. (“GATB”)

On 31 August 2001, the Company completed the acquisition of 70% of the issued and outstanding shares in GATB from Dimensions West Energy Inc. (“DWE”).

Prior to fiscal year end 31 July 2005, Pertamina gave notice to GATB in a letter dated July 2005 that it intended to terminate the Bangkudulis TAC together with several other Indonesian TAC's not yet in oil production. The TAC type contract is being discontinued in Indonesia.

The termination of the TAC eliminates the only material asset of GATB and consequently the Company sold its 70% share holding in GATB to an unrelated local investor for a nominal price of $1,000 effective 31 July 2005 with the proceeds being received by the Company during the period. All of GATB's liabilities and fixed assets were sold with the shares. The Company no longer has any interest in, entitlements to or obligations in respect of GATB or the TAC.

The Company recognized its portion of the proceeds, being $1,000, as income.  The net effect of this transaction was a gain of $4,059,868, calculated as follows based on the net book values recorded in GATB as at 31 July 2005:

Assets	$31,823
Current Liabilities	(682,979)
Contingent and Conditional Liabilities	(3,407,712)
Negative net book value of GATB	4,058,868
Proceeds on disposition	1,000
Gain on disposition of GATB	$4,059,868

The purchaser acquired the Company’s interest in GATB for $1,000 and assumed all the liabilities and obligations of GATB.  Due to all of the fixed assets of the subsidiary having been written down to $1 prior to the disposal, the GATB subsidiary had a consolidated negative net book value of $4,058,868.  Consequently, the disposal resulted in a gain on disposition.

5.

Equipment

Details are as follows:

	Costs	Accumulated Amortization	31 October 2005 Net Book Value	31 July 2005 Net Book Value
Field survey equipment	$101,769	$90,339	$11,430	$15,403
Furniture	6,788	5,798	990	1,202
Computer equipment	21,018	16,397	4,621	5,050
	129,575	112,534	17,041	21,655
Auto - capital lease	66,510	57,375	9,135	15,510
	$196,085	$169,909	$26,176	$37,165

6.

Promissory Notes Payable

In a prior year, the Company repaid the principal and a portion of the interest outstanding on its promissory notes payable.  As at 31 October 2005, $50,000 (2004 - $50,000) of accrued interest remains outstanding.  The note holders have confirmed that no additional interest will be accrued or payable.

7.

Capital Lease Obligations

A Company subsidiary is currently obligated to certain capital leases for two automobiles.  Details are as follows:

Payable at $1,883 per month interest and principal, secured by the related automobiles. The leases expire in January 2006.	$6,999
Less: Current portion	6,999
$-

Scheduled annual lease payments of principal on the capital leases are as follows:

Period to 31 July 2006	6,999
$6,999

8.

Share Capital

a)

Authorized Share Capital

The Company’s authorized share capital consists of 600,000,000 shares divided into 500,000,000 common shares without par value and 100,000,000 preferred shares without par value.  As at 31 July 2005, there are nil preferred shares issued or outstanding.

b)

Stock Options

No stock options were granted, amended or exercised during the period.

Details of outstanding share purchase options are as follows:

Options	Number of shares	Price per Share	Expiry date
	500,000	$0.15	30 December 2005
	150,000	$0.17	30 December 2005
	2,512,426	$0.15	30 July 2006
	750,000	$0.20	30 July 2006
	5,020,000	$0.15	30 April 2007
Total outstanding and exercisable	8,932,426

8.

Share Capital – Continued

c)

Warrants

No warrants were issued, amended or exercised during the period.

Details of outstanding share purchase warrants are as follows:

Warrants	Number of Shares	Price per Share	Exercise/Expiry Date
	820,000	$0.15	19 July 2006
	2,565,000	$0.15	30 December 2006
	1,327,000	$0.60	10 June 2006
	450,000	$0.60	14 July 2006
	133,333	$0.50	6 December 2006
	100,000	$0.50	16 February 2007
	1,400,001	$0.50	6 April 2007
	2,100,000	$0.50	27 April 2007
	8,895,334

9.

Related Party Transactions

All related party transactions have been disclosed elsewhere in these interim consolidated financial statements, except as follows:

a)

During the period, management, director, or officer fees in the amount of $67,500 (2004 - $91,500) were paid or accrued to directors of the Company or a director of one of the Company’s subsidiaries.  Of that amount, $28,125 has been recorded in resource property costs.

b)

As at 31 October 2005, $138,178 (31 July 2005 - $138,178) was owed by a company controlled by the estate for a deceased director.  The balance is unsecured, however repayment is expected within the 2006 fiscal year.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.

Income Taxes

As at 31 July 2005, the Company has approximately CDN $3,432,000 of losses for income tax purposes which may be used to offset future taxable income.  These losses expire as follows:

Year of Origin	Expiry Year	CDN$ Amount
1999	2006	$683,000
2000	2007	860,000
2001	2008	400,000
2002	2009	404,000
2003	2010	350,000
2004	2014	443,000
2005	2015	292,000
		$3,432,000

10.

Income Taxes – Continued

The Company has certain resource related expenses of approximately CDN $1,938,000 which may be carried forward indefinitely and used to reduce future taxable income.  In addition, the Company’s subsidiaries have incurred certain expenditures in Indonesia that may be used to reduce taxes should production be achieved.  The benefits, if any, of these income tax losses and resource pools carried forward have not been reflected in the accounts.

11.

Segmented Information

	North America	Indonesia	Consolidated
31 October 2005
Segmented revenue	$-	$-	$-
Segmented operating (income) loss	$(3,547,852)	$96,717	$(3,451,135)
Identifiable assets	$3,744,761	$39,832	$3,784,293
31 July 2005
Segmented revenue	$-	$-	$-
Segmented operating (income) loss	$(2,792,112)	$449,592	$(2,342,520)
Identifiable assets	$240,240	$56,861	$297,101

12.

Commitments and Contractual Obligations

a)

By agreement dated 26 April 2005, the Company entered into a consulting agreement with an officer of the Company for management services at $10,000 per month for a period of 20 months expiring 31 December 2006.

b)

During the 2002 fiscal year, the Company entered into a financing arrangement and related agreements with a private "Investor" providing "Equity Line of Credit" to the Company in the amount of up to $20,000,000 over the next three years.  The Company issued 1,000,000 of its common shares to the principals of the Investor soon after signing the financing arrangement in full expectation of performance of promises made by the Investor under the agreements.  A dispute between the Company and the Investor has arisen over a claim by the Investor for payment of a second tranche of Company common shares which the original agreements contemplated, which agreements were contingent upon certain performance by the Investor. The Company does not believe that the issue of any more shares to the Investor is appropriate given the fact that all parties agree original Equity Line of Credit agreements provide for a financing arrangement that is no longer available.  Consequently, on January 13, 2004, the Company filed a civil complaint in United States District Court for the Southern District of New York against the Investor seeking an order (i) declaring that the Equity Line of Credit Agreement is void and unenforceable, and that accordingly the Company is not required to deliver any additional shares of its common stock to the Investor, (ii) for the return of shares of its common stock the Company has already delivered to the Investor, and (iii) for damages caused by the Investor’s failure to return such shares to the Company and to perform certain services for the Company.  The Investor has filed a counter claim suit against the Company for the payment of the second tranche of shares, worth the equivalent of $250,000.  As at the report date of these financial statements the outcome of this suit is not determinable and no provision has been made in these financial statements as a result of the counter claim.

12.

Commitments and Contractual Obligations – Continued

c)

As of the date of these financial statements the Company is committed to fund its 60% share of the Bengara-II PSC work commitment undertaken by the Bengara subsidiary. The accumulated work commitment totals $25,000,000 or the drilling of 4 exploration wells before 4 December 2007. To date Bengara has met a total of approximately $5,200,000 of this commitment.

13.

Subsequent Events

a)

Proposed Change of Fiscal Year End

On 28 November 2005 the Company’s board proposed that the Company's fiscal year-end be changed from July 31 to June 30 and that appropriate approval of the shareholders be sought to ratify this change at the Company's January 2006 Annual General Meeting.

b)

Proposed Reduction of Deficit

On 28 November 2005 the Company’s board proposed that the Company petition a BC court to reduce the deficit attributable to such prior years as the court may allow  and that appropriate approval of the shareholders be sought to accomplish this action at the Company's January 2006 Annual General Meeting.

c)

Proposed New Bylaws

On 28 November 2005 the Company’s board proposed that the Company prepare a replacement bylaws and articles of incorporation more modern and conforming to the recently amended BC corporations act and present them for the approval and ratification of the shareholders as appropriate at the Company's January 2006 Annual General Meeting.

d)

New Stock Option Plan Recommended

On 28 November 2005 the board of directors, upon the recommendation of the executive compensation committee, approved a stock option plan to be implemented upon its ratification by the shareholders at the Company’s January 2006 annual general meeting.  The text of the new stock option plan is as follows:

At the recommendation of the Executive Compensation Committee the Board of Directors of Continental Energy Corporation have adopted the policy for issuing common share incentive stock options (the "Stock Options") described in this plan (the "Stock Option Plan").

i)

Stock Options granted by the Company shall be limited to options to purchase shares of the Company's common stock and shall not extend to or include options to purchase any of the Company's authorized preferred shares.

ii)

All Stock Options granted by the Company shall be granted, issued, administered and exercised in accordance with any and all applicable laws and securities regulations in whatever jurisdiction applicable.

iii)

Stock Options are granted for the purposes of providing incentives to directors, officers, employees, and consultants whose good performance in their respective duties is desirable to the Company and its shareholders.

iv)

Stock Options may only be granted, amended or revoked by the Board of Directors in ordinary resolution of its members.

v)

Stock Options are granted subject to later ratification and approval by the shareholders at any appropriate annual or special general meetings of the Company.

13.

Subsequent Events – Continued

a)

New Stock Option Plan Recommended – Continued

i)

Each Stock Option granted shall be detailed in a written "Stock Option Agreement" to be concluded by the recipient and signed by an authorized officer of the Company after a resolution by the Board of Directors granting the option. A form of Stock Option Agreement" suggested as a standard format for recording Stock Options is attached to this recommendation entitled "Schedule-B: Standard Form of Stock Option Agreement".

ii)

Directors, officers, and employees of the Company are eligible to be granted Stock Options by the Company.

iii)

Persons who are related parties to the Company, including any family members of directors, officers, employees, and consultants to the Company; and who are not otherwise directly employed by or directly contractually engaged by the Company are expressly prohibited from being granted Stock Options by the Company.

iv)

Consultants to the Company are eligible to be granted Stock Options by the Company provided they have a written contractual agreement with the Company; and further provided that any such written agreements which provide for activities concerning investor relations, public relations, publicity, promotion, financial advice, finance finders, and deal finders shall constitute the applicable Stock Option holder to be a deemed "Investor Relations Advisor".

v)

The aggregate number of common shares which may be reserved against exercise of unexercised and outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time.

vi)

The maximum number of unexercised Options which any one individual may hold at one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares.

vii)

The maximum number of new Options granted to any one individual who is not a deemed Investor Relations Advisor during any consecutive 12-month period shall not exceed 3% of the total number of the Company's issued and outstanding common shares.

viii)

The maximum number of new Options granted to any one individual who is a deemed Investor Relations Advisor during any consecutive 12-month period shall not exceed 2% of the total number of the Company's issued and outstanding common shares.

ix)

The Company's Secretary shall maintain registers and records of all Stock Options activity in the permanent record books of the Company and shall promptly upon each new grant file an exempt distribution report with the BC Securities Commission together with any other applicable related filings with any securities regulatory agency.

x)

Upon grant the Company Secretary shall file a reservation order with the Company's registrar and transfer agent reserving the number of common shares under Stock Option against possible exercise against the total number of authorized but unissued and unreserved common shares of the Company.

a)

Bonuses Authorized

In recognition of exceptional service to the Company and its shareholders in their respective capacity and influence in concluding the Yapen sale to Nations Energy the Company authorized on 1 December 2005 payment of cash bonuses totaling $90,000 to two executive officers.

b)

New Stock Option Grants

On 18 November 2005 a total of 50,000 new stock options having an exercise price of $0.15 and expiring 21 November 2007 were granted to a consultant.

13.

Subsequent Events – Continued

c)

Stock Option Amendments

On 1 December 2005 the Company extended the term of 2,000,000 outstanding stock options originally set to expire on 30 April 2007 until 30 April 2009. No change was made to the exercise price of the options and of $0.15.

On 16 December 2005 the Company extended the term of 250,000 outstanding stock options originally set to expire on 30 December 2005.  Of the options extended no change was made to the exercise price of the options and of the total 50,000 options have an exercise price of $0.17, 100,000 options have an exercise price of $0.15, and 100,000 options have an exercise price of $0.20.

MANAGEMENT’S DISCUSSION & ANALYSIS

FORM 51-102F1

CONTINENTAL ENERGY CORPORATION

For the First Quarter Ended October 31, 2005

Nature of Business

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects.  Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, and geological conditions are favorable for hydrocarbon accumulation. Continental has acquired rights to three Indonesian production sharing contract areas covering 2.5 million acres, the Bangkudulis Block, the Bengara-II Block and the Yapen Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

Our accompanying financial statements have been prepared using accounting principles generally accepted in Canada.  Our fiscal year end is July 31st.  All reported amounts are in United States dollars unless otherwise noted.

The date of this report is as of December 22, 2005.

Forward-Looking Information

This interim management discussion and analysis (“MD&A”) contains certain forward-looking statements and information relating to Continental that are based on the beliefs of its management as well as assumptions made by and information currently available to Continental.  When used in this document, the words “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to Continental or its management, are intended to identify forward-looking statements.  This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, and the estimated cost and availability of funding for the continued exploration and development of the Company’s oil and gas properties.  Such statements reflect the current views of Continental with respect to future events and are subject to certain risks, uncertainties and assumptions.  Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

Highlights of the Quarter

The “Past Quarter” ended October 31, 2005 marks the end of the first quarter and three months of the Company’s annual fiscal year ending July 31, 2006. Significant events having material effect on the business affairs of the Company which have occurred during the Past Quarter are summarized below:

Option Grants & Amendments

No new incentive stock options were granted during the Past Quarter. No amendments to existing stock option agreements were made during the Past Quarter.

Warrants & Options Exercises

No warrants or options were exercised or terminated during the Past Quarter. A total of 1,585,812 warrants expired on 10 September 2005.

Shares Issues

No new shares and no new share purchase warrants were issued during the Past Quarter.

Director Resignation

Mr. Stan Lichman resigned from his post of director and his resignation was accepted on October 31, 2005.

Finders Agreement

On October 10, 2005 the Company engaged London based Alternative Energy Finance Ltd. ("AEF") to source European and Middle Eastern investors for the Company and its projects. Under the agreement the Company is not obliged to pay AEF any fees but agreed to set stock options and to pay a successful efforts finders fee of 5% on equity investment and 2.5% on debt investment in the Company or its projects by investors brought by AEF.

Yapen Disposition

Pursuant to a farm out agreement with Maraja Yapen Energy Ltd. (“Maraja”) dated June 28, 2004, Medco International Ventures Ltd. (“Medco”) farmed out a 75% share of its Yapen PSC interest to Maraja and the Company's 60% owned subsidiary Continental-GeoPetro (Yapen) Ltd.s 10% interest in the Yapen PSC was unaffected.

Maraja failed to perform its obligations to Medco under the said farm out agreement resulting in Maraja's breach of contract and consequently in accordance with the provisions of the farm out agreement Maraja's 75% interest in the Yapen PSC was reassigned to Yapen in a deed of assignment dated August 15, 2005 subsequent to fiscal year end July 31, 2005. Neither the Company nor its Continental-GeoPetro (Yapen) Ltd. subsidiary realized any proceeds from the reassignment which brought Continental-GeoPetro (Yapen) Ltd.'s participating interest in the Yapen PSC to 85%. Medco continues to own 15%.

Subsequent to the end of the fiscal year July 31, 2005 the Company and its partner GeoPetro Resources Company sold, pursuant to a share sale and purchase agreement dated October 27, 2005, all 100% of their respective shares of their Continental-GeoPetro (Yapen) Ltd. subsidiary to Nations Energy Company Ltd., an unrelated buyer, for $6,000,000 cash. The Company received its 60% share of the sales proceeds or $3,600,000 at closing. With the sale the Company no longer has any interest in the Yapen PSC.

Subsequent Events

Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Past Quarter ended October 31, 2005 but prior to publication of this report are summarized below:

Bengara-II PSC Annual Work Program and Budget for 2006

The Company’s Continental-GeoPetro (Bengara-II) Ltd. subsidiary submitted the Bengara-II JV's annual work program and budget to BPMigas on November 24, 2005 for calendar year 2006 for the Bengara-II PSC contract area onshore East Kalimantan, Indonesia. The planned work program for 2006 consists of continuing geological evaluation, seismic interpretation and prospect generation as well as the drilling of at least 4 exploration wells. The Company expects to raise funds to complete the Bengara-II PSC work program and budget through a combination of private placements and farm outs. The budget as submitted is presented in the following table:

Budget Category	US$ Budget	Calendar Year 2006 Work Program
Drilling & Workover:	16,528,000	Drill 4 Exploration Wells
Geological & Geophysical (G&G):	290,000	Evaluation, interpretation, prospect generation
Exploration Administration:	854,000	Field Operations, Drilling & G&G Activities
General & Administration (G&A):	1,020,000	Office, Admin, Logistics, Allocated Overheads
Total Budget	18,692,000

Registered Office Address Change

On November 28, 2005 the Registered and Records Offices of the Company was changed from 10th Floor – 595 Howe Street, Vancouver, B.C., V6C-2T5 to #105, 6395-198 Street, Langley, B.C., V2Y-2E3, Canada and a Notice of Change of Offices was filed online with the Registrar of Companies in Victoria advising them of such change.

Proposed Change of Fiscal Year End

On November 28, 2005 the Company’s board proposed that the Company's fiscal year end be changed from July 31 to June 30 and that appropriate approval of the shareholders be sought to ratify this change at the Company's January 2006 Annual General Meeting.

Proposed Reduction of Deficit

On November 28, 2005 the Company’s board proposed that the Company petition a BC court to reduce the deficit attributable to such prior years as the court may allow  and that appropriate approval of the shareholders be sought to accomplish this action at the Company's January 2006 Annual General Meeting.

Proposed New Bylaws

On November 28, 2005 the Company’s board proposed that the Company prepare a replacement bylaws and articles of incorporation more modern and conforming to the recently amended BC corporations act and present them for the approval and ratification of the shareholders as appropriate at the Company's January 2006 Annual General Meeting.

New Stock Option Plan Recommended

On November 28, 2005 the board of directors, upon the recommendation of the executive compensation committee, approved a stock option plan to be implemented upon its ratification by the shareholders at the Company’s January 2006 annual general meeting.  The text of the new stock option plan is as follows:

At the recommendation of the Executive Compensation Committee the Board of Directors of Continental Energy Corporation have adopted the policy for issuing common share incentive stock options (the "Stock Options") described in this plan (the "Stock Option Plan").

a)

Stock Options granted by the Company shall be limited to options to purchase shares of the Company's common stock and shall not extend to or include options to purchase any of the Company's authorized preferred shares.

b)

All Stock Options granted by the Company shall be granted, issued, administered and exercised in accordance with any and all applicable laws and securities regulations in whatever jurisdiction applicable.

c)

Stock Options are granted for the purposes of providing incentives to directors, officers, employees, and consultants whose good performance in their respective duties is desirable to the Company and its shareholders.

d)

Stock Options may only be granted, amended or revoked by the Board of Directors in ordinary resolution of its members.

e)

Stock Options are granted subject to later ratification and approval by the shareholders at any appropriate annual or special general meetings of the Company.

f)

Each Stock Option granted shall be detailed in a written "Stock Option Agreement" to be concluded by the recipient and signed by an authorized officer of the Company after a resolution by the Board of Directors granting the option. A form of Stock Option Agreement" suggested as a standard format for recording Stock Options is attached to this recommendation entitled "Schedule-B: Standard Form of Stock Option Agreement".

g)

Directors, officers, and employees of the Company are eligible to be granted Stock Options by the Company.

h)

Persons who are related parties to the Company, including any family members of directors, officers, employees, and consultants to the Company; and who are not otherwise directly employed by or directly contractually engaged by the Company are expressly prohibited from being granted Stock Options by the Company.

i)

Consultants to the Company are eligible to be granted Stock Options by the Company provided they have a written contractual agreement with the Company; and further provided that any such written agreements which provide for activities concerning investor relations, public relations, publicity, promotion, financial advice, finance finders, and deal finders shall constitute the applicable Stock Option holder to be a deemed "Investor Relations Advisor".

j)

The aggregate number of common shares which may be reserved against exercise of unexercised and outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time.

k)

The maximum number of unexercised Options which any one individual may hold at one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares.

l)

The maximum number of new Options granted to any one individual who is not a deemed Investor Relations Advisor during any consecutive 12-month period shall not exceed 3% of the total number of the Company's issued and outstanding common shares.

m)

The maximum number of new Options granted to any one individual who is a deemed Investor Relations Advisor during any consecutive 12-month period shall not exceed 2% of the total number of the Company's issued and outstanding common shares.

n)

The Company's Secretary shall maintain registers and records of all Stock Options activity in the permanent record books of the Company and shall promptly upon each new grant file an exempt distribution report with the BC Securities Commission together with any other applicable related filings with any securities regulatory agency.

o)

Upon grant the Company Secretary shall file a reservation order with the Company's registrar and transfer agent reserving the number of common shares under Stock Option against possible exercise against the total number of authorized but unissued and unreserved common shares of the Company.

Warrants Expired

No warrants expired from the end of the past quarter until the date of this report.

Options Expired

No options expired from the end of the past quarter until the date of this report.

Bonuses Authorized

In recognition of exceptional service to the Company and its shareholders in their respective capacity and influence in concluding the Yapen sale to Nations Energy the Company authorized on December 1, 2005 payment of cash bonuses totaling $90,000 to two executive officers.

New Stock Option Grants

On November 18, 2005 a total of 50,000 new stock options having an exercise price of $0.15 and expiring November 21, 2007 were granted to a consultant.

Stock Option Amendments

•

On December 1, 2005 the Company extended the term of 2,000,000 outstanding stock options originally set to expire on April 30, 2007 until April 30, 2009. No change was made to the exercise price of the options and of $0.15.

•

On December 16, 2005 the Company extended the term of 250,000 outstanding stock options originally set to expire on December 30, 2005.  Of the options extended no change was made to the exercise price of the options and of the total 50,000 options have an exercise price of $0.17, 100,000 options have an exercise price of $0.15, and 100,000 options have an exercise price of $0.20.

Shares Issues

No new shares and no new share purchase warrants were issued during the Past Quarter and prior to the date of this report.

Shareholding

As of the date of this report the Company had 56,479,786 common shares issued and outstanding.

Results of Operations

Financial Results for the First Quarter Ended October 31, 2005

The Past Quarter ended October 31, 2005 marks the end of the first quarter and first three months of the Company’s annual fiscal year ending July 31, 2006.

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly consolidated financial statements as filed on SEDAR.

Period	Revenues	Income (Loss) from Continued Operations and Net Income (loss)	Basic Income (Loss) per Share from Continued Operations and Net Income (loss)	Fully Diluted Income per Share from Continued Operations and Net Income (loss)
1st Quarter 2006	Nil	3,451,135	0.06	0.05
4th Quarter 2005	Nil	3,656,193	0.07	0.05
3rd Quarter 2005	Nil	(862,880)	(0.02)	N/A
2nd Quarter 2005	Nil	(216,665)	(0.01)	N/A
1st Quarter 2005	Nil	(234,128)	(0.00)	N/A
4th Quarter 2004	Nil	(227,680)	(0.00)	N/A
3rd Quarter 2004	Nil	(123,221)	(0.00)	N/A
2nd Quarter 2004	Nil	(456,592)	(0.01)	N/A

▪

Current Working Capital Situation

As at October 31, 2005, the Company's interim consolidated financial statements reflect a working capital position of $3,423,059. This represents an increase in the working capital of approximately $3,462,000 compared to the July 31, 2005 deficit of $39,066. The increase was mainly due to the Company selling its Yapen subsidiary and receiving cash proceeds of $3,600,000.  The cash balance at October 31, 2005 was $3,609,871 compared to $98,898 as at July 31, 2005, an increase of $3,510,973.

The Company used $71,910 for operating activities during the current fiscal quarter compared with $97,828 in the three months ended October 31, 2004.  The current level of spending is consistent with the prior year spending for operations.

The cash resources provided by investing activities during the current fiscal quarter was $3,588,271 compared with using $8,803 in the three months ended October 31, 2004.  The Company’s property expenditures were reduced to a minimal level until such time as financing is obtained to continue further exploration and development of its Indonesian properties.  The current year amount includes the proceeds from the Yapen sale.

The Company used $5,388 for financing activities during the current fiscal quarter compared with $5,205 in the prior year quarter.  The current level of spending is consistent with the prior year spending for financing activities.

▪

Investments

During the three months ended October 31, 2005 the Company invested approximately $42,000 in its Indonesian oil & gas properties and recovered $30,000 from its farm out partner, GeoPetro.

▪

Finance

During the three months ended October 31, 2005 there were no Private Placements and no Stock Options or Warrants exercised.

On October 31, 2005, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 8,932,426 shares at prices ranging from $0.15 to $0.20 and expiring at varying dates between December 30, 2005 and April 30, 2009.

On October 31, 2005, the Company had warrants outstanding to purchase an aggregate of 8,895,334 shares at prices ranging from $0.15 to $0.60 and expiring at varying dates between July 19, 2006 and April 27, 2007.

▪

Expenses

Overall, the Company had income from operations during the three months ended October 31, 2005 of $3,451,135 compared to a loss of $234,128 in the three months ended October 31, 2004.  The largest difference was the fact that the Company sold its Yapen subsidiary for cash proceeds of $3,600,000 and recorded a gain of $3,599,999 on disposition.  There were no disposals in the three months ended October 31, 2004

The Company wrote down its resource properties to nominal values, which resulted in an expense in the amount of $11,729.  In the prior fiscal period, the property write-down was $15,667.  The Company elected to remove certain accounts payable in the amount of $6,855 off its books during the current fiscal period due to the fact that they were over 6 years old and the Company has received no correspondence from these vendors over this period.  These payables were on the books of the Company when the current management took over the Company and have been maintained for conservative purposes, but upon legal advice they are now being written off resulting in a gain of $6,855.  General and administrative expenses decreased by $70,116 from $214,106 to $143,990 for the three months ended October 31, 2004 and 2005 respectively.  The significant changes to general and administrative expenses are as follows.  Office expenses decreased by $26,428 from $36,390 to $9,962 for the three months ended October 31, 2004 and 2005 respectively. The decrease in office expenses is mostly due to the disposal of GATB and resulting reduced operating expenses.  Foreign exchange loss and interest expense decreased by $17,373 from $23,265 to $5,892.  This reduction is also due to selling GATB and removing the need to revalue large Rupiah denominated assets and liabilities previously held in GATB.  Management fees decreased by $12,676 from $82,997 to $70,321.  The decrease is due to lower management fees paid out by the Company’s subsidiaries with the disposal of GATB in July 2005.  All other expense groups appear consistent with the comparative period and most decreased slightly.

Additional Disclosure

Material Contracts & Commitments

During the Past Quarter, no new material contracts or commitments were undertaken and not elsewhere disclosed herein or in the audited annual consolidated financial statements.

Related Party Transactions

During the Past Quarter, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein.

Expenditures made by the Company to related parties during the three months ended October 31, 2005 and balances receivable as at October 31, 2005 are as follows:

•

During the period, management, director, or officer fees in the amount of $67,500 (2004 - $91,500) were paid or accrued to directors of the Company or a director of one of the Company’s subsidiaries.  Of that amount, $28,125 has been recorded in resource property costs.

•

As at 31 October 2005, $138,178 (31 July 2005 - $138,178) was owed by a company controlled by the estate for a deceased director.  The balance is unsecured, however repayment is expected within the 2006 fiscal year.

Investor Relations, Publicity and Promotion

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein.

Finder's Agreements, Financial Advice & Fund Raising

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company relating to financial advice, fund raising or finder's agreements which are not otherwise already disclosed herein.

Significant Accounting Policies

The interim consolidated financial statements for the quarter and first three months ended October 31, 2005 followed the same accounting policies and methods of application in the most recent annual financial statements.

Approval

The Board of Directors of Continental has approved the disclosure contained in this interim MD&A.

Additional Information

Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation

Except for the following actions, and any contingencies elsewhere disclosed herein, or in the interim consolidated financial statements, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

Equity Credit Line Dispute  -  In a press release dated September 19, 2001 the Company announced that it has entered into a financing arrangement and related agreements with a private "Investor" providing a firm and binding "Equity Line of Credit" to the Company in the amount of up to $20,000,000 over the next three years. The Investor was Cornell Capital Partners, LP, ("Cornell") a New York-based investment fund managed by Yorkville Advisors Management, LLC. ("Yorkville"). The Company issued 1,000,000 of its common shares to the principals of Cornell and Yorkville soon after signing the financing arrangement in full expectation of performance of promises made by Cornell and Yorkville under the agreements. Subsequently, the Global uncertainty post 9-11 and depressed US stock market conditions contributed to the Company’s decision to delay filing of the required prospectus to implement the Equity Line funding arrangement. A dispute between the Company and Cornell/Yorkville has arisen over a claim by Cornell/Yorkville for payment of a second tranche of Company common shares which the original agreements contemplated, which agreements were contingent upon certain performance by Cornell and Yorkville. The Company does not believe that the issue of any more shares to Cornell/Yorkville is appropriate given the fact that all parties agree original Equity Line of Credit agreements provide for a financing arrangement that is no longer available.  Consequently, on January 13, 2004, the Company filed a civil complaint in United States District Court for the Southern District of New York against Cornell and Yorkville seeking an order (i) declaring that the Equity Line of Credit Agreement is void and unenforceable, and that accordingly the Company is not required to deliver any additional shares of its common stock to Cornell, (ii) for the return of shares of its common stock the Company has already delivered to Cornell, and (iii) for damages caused by Cornell/Yorkville’s failure to return such shares to the Company and to perform certain services for the Company. Cornell/Yorkville’s has filed a counter claim suit against the Company for the payment of the second tranche of shares.  As at the report date of these financial statements the outcome of this suit is not determinable and no provision has been made in these financial statements as a result of the counter claim. The suit continues as at the date of this report.

Continuous Disclosure & Filings - Canada

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. Unaudited quarterly financial statements are filed by the Company with the British Columbia Securities Commissions (“BCSC”) for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

Continuous Disclosure & Filings - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission (“US-SEC”) filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC’s EDGAR database commencing with the Company’s Form 20F annual report and audited financial statements for the fiscal year ended 31 July 2004. See website  www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

---o0o---

Certification of Disclosure in

Continental Energy Corporation’s Quarterly Report

I, Richard L. McAdoo, certify that:

1.

I have reviewed and read this quarterly report  of Continental Energy Corporation; as filed on Form 51/901F with the British Columbia Securities Commission, and;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the quarterly report that has materially affected, or is reasonable likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluations of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated: December 22, 2005

            /s/ Richard L. McAdoo

Richard L. McAdoo, President, CEO and Director.

 Certification of Disclosure in

Continental Energy Corporation’s Annual Report

I, James D. Eger, certify that:

1.

I have reviewed and read this quarterly report  of Continental Energy Corporation; as filed on Form 51/901F with the British Columbia Securities Commission, and;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)

disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the quarterly report that has materially affected, or is reasonable likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer and I have disclosed, based on our most recent evaluations of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Dated: December 22, 2005

            /s/ James D. Eger

James D. Eger, Chief Financial Officer (Principal Accounting Officer)

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 51/901F for fiscal quarter ended October 31, 2005 of Continental Energy Corporation, a British Columbia, Canada corporation (the “Company”), as filed with the British Columbia Securities Commission on the date hereof (the “Quarterly Report”), I, Richard L. McAdoo, President and Chief Executive Officer of the Company certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Quarterly Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the Quarterly Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 22, 2005

/s/ Richard L. McAdoo

Richard L. McAdoo, President, CEO and Director

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 51/901F for fiscal quarter ended October 31, 2005 of Continental Energy Corporation, a British Columbia, Canada corporation (the “Company”), as filed with the British Columbia Securities Commission on the date hereof (the “Quarterly Report”), I, James D. Eger, Chief Financial Officer of the Company certify, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Quarterly Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.

The information contained in the Quarterly Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: December 22, 2005

/s/ James D. Eger

James D. Eger, Chief Financial Officer (Principal Accounting Officer)